UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

Enstar Group Limited

(Name of the Issuer)

Enstar Group Limited

Elk Evergreen Investments, LLC
Elk Cypress Investments, LLC

TSSP Sub-Fund HoldCo, LLC
Dominic F. Silvester

Elk Topco, LLC

Elk Parent Limited

Elk Bidco Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $1.00 per share

Depositary Shares, each representing a 1/1,000th Interest in a 7.00% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, Series D, par value $1.00 per share

Depositary Shares, each representing a 1/1,000th 7.00% Perpetual Non-Cumulative Preference Shares, Series E, par value $1.00 per share

(Title of Class of Securities)

G3075 P101 (Ordinary Shares)

G3075P119*

G30759200**

(CUSIP Number of Class of Securities)

Enstar Group Limited	Elk Evergreen Investments, LLC	Dominic F. Silvester
Deer Ltd.	Elk Cypress Investments, LLC
Deer Merger Sub Ltd.	TSSP Sub-Fund Holdco, LLC	A.S. Cooper Building, 4th Floor
	Elk Bidco Limited	26 Reid Street
A.S. Cooper Building, 4th Floor	Elk Merger Sub Limited	Hamilton HM11
26 Reid Street		Bermuda
Hamilton HM11	c/o Sixth Street Partners, LLC
Bermuda	2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Krishna Veeraraghavan	Katherine M. Krause
Benjamin M. Goodchild	Elizabeth A. Cooper
Paul, Weiss, Rifkind, Wharton & Garrison LLP	Louis H. Argentieri
1285 Avenue of the Americas	Simpson Thacher & Bartlett LLP
New York, New York 10019	425 Lexington Avenue
(212) 373-3000	New York, NY 10017
(212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13E-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

*	CUSIP number for Depositary Shares, each representing a 1/1,000th interest in a 7.00% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, Series D, par value $1.00 per share.
**	CUSIP number for Depositary Shares, each representing a 1/1,000th interest in a 7.00% Perpetual Non-Cumulative Preference Shares, Series E, par value $1.00 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Enstar Group Limited, an exempted company limited by shares existing under the laws of Bermuda (the “Company”) and the issuer of the ordinary shares representing ownership interests in the Company, par value $1.00 per share (the “Enstar Ordinary Shares”), the depositary shares, each representing a 1/1,000th Interest in a 7.00% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, Series D, par value $1.00 per share (the “Series D Preferred Shares”) and the depositary shares, each representing a 1/1,000th 7.00% Perpetual Non-Cumulative Preference Shares, Series E, par value $1.00 per share (the “Series E Preferred Shares”, together with the Series D Preferred Shares, the “Depositary Shares”), that are subject to the Rule 13E-3 transaction; (ii) Elk Evergreen Investments, LLC, a Delaware limited liability company; (iii) Elk Cypress Investments, LLC, a Delaware limited liability company; (iv) TSSP Sub-Fund HoldCo, LLC, a Delaware limited liability company; (v) Dominic F. Silvester, a natural person; (vi) Elk Topco, LLC, a limited liability company existing under the laws of Bermuda; (vii) Elk Parent Limited, an exempted company limited by shares existing under the laws of Bermuda; and (viii) Elk Bidco Limited, an exempted company limited by shares existing under the laws of Bermuda (“Parent”).

The Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 29, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Elk Merger Sub Limited, an exempted company limited by shares existing under the laws of Bermuda and direct wholly owned subsidiary of Parent (“Parent Merger Sub”), the Company, Deer Ltd., an exempted company limited by shares existing under the laws of Bermuda (“New Company Holdco”) and Deer Merger Sub Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned subsidiary of New Company Holdco (“Company Merger Sub”). Pursuant to the Merger Agreement, (i) Company Merger Sub merged with and into the Company (the “First Merger”), with the Company surviving the merger as a direct wholly owned subsidiary of New Company Holdco (the “First Surviving Company”); (ii) New Company Holdco merged with and into the Company (the “Second Merger”), with the Company surviving such merger (the “Second Surviving Company”); and (iii) Parent Merger Sub merged with and into the Company (the “Third Merger” and, together with the First Merger and Second Merger, the “Mergers”), with the Company surviving such merger (the “Third Surviving Company”), so that as of immediately following such Mergers, Parent directly owns all Enstar Ordinary Shares. As a result of the Mergers, Company Merger Sub, New Company Holdco and Parent Merger Sub ceased to exist as independent entities and, therefore, are no longer Filing Persons.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the Mergers may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Mergers, the Company was “controlled” by any of the Filing Persons or their respective affiliates.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s shareholders in connection with the Merger (as amended, the “Proxy Statement”), including all annexes thereto, is incorporated herein by reference in its entirety. Responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement was supplied by such Filing Person.

Item 15. Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On November 6, 2024, at a special general meeting of the Company’s shareholders, the Company’s shareholders voted to approve, among other things, (1) a proposal to adopt the Merger Agreement, the Statutory Merger Agreements and the Mergers and (2) on a non-binding, advisory basis, the compensation that will or may become payable by the Company to its named executive officers in connection with the Mergers.

In addition, on July 2, 2025, Parent, Elk Evergreen Investments, LLC and Elk Cypress Investments, LLC entered into rollover and support agreements (“New Rollover and Support Agreements”) with each of David Ni, Nazar Alobaidat and Audrey Taranto (the “New Reinvesting Shareholders”). Under the New Rollover and Support Agreements, the New Reinvesting Shareholders agreed to contribute certain of the ordinary shares of the Second Surviving Company owned by the New Reinvesting Shareholder to an indirect parent company of Parent in exchange for equity interests in such indirect parent company of Parent, which contribution and exchange happened immediately after the Second Effective Time and prior to the Third Effective Time. The New Reinvesting Shareholders, in the aggregate, will indirectly own less than 1% of Parent through such indirect parent company following such contribution and exchange. As a result of the Mergers and the transactions contemplated by the New Rollover and Support Agreements, the Enstar Ordinary Shares held by the New Reinvesting Shareholders immediately prior to the First Merger corresponding to the ordinary shares of the Second Surviving Company that were subject to such contribution and exchange were cancelled and extinguished without any conversion thereof or consideration paid therefor.

On July 2, 2025, each of the First Merger, the Second Merger and the Third Merger became effective pursuant to the Certificates of Merger that were issued by the Registrar of Companies in Bermuda in connection with the First Merger, the Second Merger and the Third Merger, respectively. As a result of the Mergers and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), Parent directly owns all Enstar Ordinary Shares.

As a result of the Transactions, (i) each holder of Enstar Ordinary Shares issued and outstanding immediately prior to the First Effective Time (other than (a) Enstar Ordinary Shares owned by Parent, Parent Merger Sub, the Company or their respective wholly owned subsidiaries, (b) all Reinvesting Shares, (c) all Enstar Ordinary Shares subject to the Company’s equity awards (other than Company Restricted Shares) and (d) all Ordinary Shares that were Dissenting Shares) was entitled to the right to receive a total of $338 in cash, without interest, for each Enstar Ordinary Share, and (ii) the Company’s shareholders holding each class of preferred shares of the Company (the “Enstar Preferred Shares”) received a corresponding class of preferred shares of the Company, as the Third Surviving Company, and the dividend and all other preferences and privileges, relative rights, terms and conditions of each such Enstar Preferred Shares remained unchanged. Following consummation of the Transactions, holders of the Enstar Ordinary Shares no longer directly own any shares of the Company, which is the Third Surviving Company following the Mergers, and the holders of the Enstar Preferred Shares hold preferred shares of the Company (as the Third Surviving Company following the Mergers).

In addition, by virtue of the Mergers, each Company Restricted Share, Company RSU Award and Company PSU Award was converted into the right to receive the consideration for such award set forth in the Merger Agreement.

As a result of the Transactions, the Enstar Ordinary Shares and the Depositary Shares will no longer be listed on any security exchange or quotation system, including the NASDAQ Stock Market LLC (“Nasdaq”), and the Company will cease to be a publicly traded company. On July 2, 2025, the Company notified Nasdaq that the Mergers had been completed, and Nasdaq halted trading of Enstar Ordinary Shares prior to the opening of trading on July 3, 2025. The Company requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 (the “Ordinary Shares Form 25”) with respect to the delisting of all Enstar Ordinary Shares from Nasdaq and the deregistration of such shares under Section 12(b) of the Exchange Act.

On July 2, 2025, the Company notified representatives of Nasdaq of its determination to voluntarily withdraw the Depositary Shares from listing on Nasdaq and registration pursuant to Section 12(b) of the Exchange Act, and its intention to file a Form 25 Notification of Delisting with the SEC (the “Depositary Shares Form 25” and together with the Ordinary Shares Form 25, the “Form 25s”) on or about July 14, 2025 relating to delisting and deregistering of the Depositary Shares.

Following the effectiveness of the Form 25s, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of Enstar Ordinary Shares and the Depositary Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act. Such deregistration of the Enstar Ordinary Shares and the Depositary Shares will become effective 90 days after the filing of the applicable Form 25 or such shorter period as may be determined by the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately upon the filing of Form 15.

In addition, on July 2, 2025, the Company issued a press release announcing the closing of the Mergers. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(5)(i) hereto.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of Enstar Group Limited (the “Proxy Statement”) (included in the Schedule 14A filed on October 11, 2024 and incorporated herein by reference).
(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Current Report on Form 8-K, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(vi)	Form of Email to Regulators, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(vii)	Email to Employees, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(viii)	Email to Brokers, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(ix)	Email to Investors, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(x)	Email to Investors, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(xi)	Press Release, dated September 4, 2024 (included in Schedule 14A filed on September 4, 2024 and incorporated herein by reference).
(a)(5)(i)	Press Release, dated July 2, 2025 (included in the Company’s Current Report on Form 8-K filed on July 2, 2025 and incorporated herein by reference).
(a)(5)(ii)	Current Report on Form 8-K, dated July 2, 2025 (filed by Enstar Group Limited on July 2, 2025 and incorporated herein by reference).
(b)(i)	Equity Commitment Letter dated as of July 29, 2024, by and among Elk Bidco Limited and the persons set forth on Schedule A thereto.+
(b)(ii)	Limited Guarantee dated as of July 29, 2024, by and among Enstar Group Limited and the persons set forth on Schedule A thereto.+
(b)(iii)	Facilities Commitment Letter dated as of July 29, 2024, by and between Elk Bidco Limited and Barclays Bank PLC.+
(b)(iv)	Preferred Equity Commitment Letter dated as of July 29, 2024, by and between Elk Bidco Limited and Stone Point Credit Adviser LLC.+
(c)(i)	Opinion of Goldman Sachs & Co. LLC, dated July 29, 2024 (included as Annex L to the Proxy Statement and incorporated herein by reference).
(c)(ii)	Discussion Materials of Goldman Sachs & Co. LLC, dated March 26, 2024.+
(c)(iii)	Discussion Materials of Goldman Sachs & Co. LLC, dated April 4, 2024.*+
(c)(iv)	Discussion Materials of Goldman Sachs & Co. LLC, dated April 8, 2024.+
(c)(v)	Discussion Materials of Goldman Sachs & Co. LLC, dated April 10, 2024.+
(c)(vi)	Discussion Materials of Goldman Sachs & Co. LLC, dated July 28, 2024.*+
(d)(i)	Agreement and Plan of Merger dated as of July 29, 2024, by and among Elk Bidco Limited, Elk Merger Sub Limited, Enstar Group Limited, Deer Ltd. and Deer Merger Sub Ltd. (included as Annex A to the Proxy Statement and incorporated herein by reference).
(d)(ii)	Form of First Statutory Merger Agreement to be entered into by and among Deer Ltd., Deer Merger Sub Ltd. and Enstar Group Limited (included as Annex B to the Proxy Statement and incorporated herein by reference).
(d)(iii)	Form of Second Statutory Merger Agreement to be entered into by and among Deer Ltd. and Enstar Group Limited (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(iv)	Form of Third Statutory Merger Agreement to be entered into by and among Elk Bidco Limited, Elk Merger Sub Limited, and Enstar Group Limited (included as Annex D to the Proxy Statement and incorporated herein by reference).
(d)(v)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and Dominic Silvester (included as Annex E to the Proxy Statement and incorporated herein by reference).
(d)(vi)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and David Walsh (included as Annex K to the Proxy Statement and incorporated herein by reference).
(d)(vii)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and Frazer Holdings (included as Annex H to the Proxy Statement and incorporated herein by reference).
(d)(viii)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and Hyman 2018 Family Trust (included as Annex I to the Proxy Statement and incorporated herein by reference).
(d)(ix)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and J. Christopher Flowers (included as Annex G to the Proxy Statement and incorporated herein by reference).
(d)(x)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and John J. Oros 1998 Family Trust (included as Annex J to the Proxy Statement and incorporated herein by reference).
(d)(xi)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and Steven D. Arnold (included as Annex F to the Proxy Statement and incorporated herein by reference).
(d)(xii)	Shareholder Rights Agreement, dated as of November 8, 2023, by and among Enstar Group Limited, Elk Evergreen Investments, LLC and Elk Cypress Investments, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on November 13, 2023).
(d)(xiii)	Registration Rights Agreement, dated as of November 8, 2023, by and among Enstar Group Limited, Elk Evergreen Investments, LLC and Elk Cypress Investments, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on November 13, 2023).
(d)(xiv)	Purchase Agreement, dated November 8, 2023, between Canada Pension Plan Investment Board, Elk Evergreen Investments, LLC and Elk Cypress Investments, LLC.+
(d)(xv)	Assignment and Assumption Agreement, dated November 8, 2023, between Canada Pension Plan Investment Board, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, Flexpoint Asset Opportunity Fund II-A, L.P. and Flexpoint Asset Opportunity Fund II-B, L.P.+
(d)(xvi)	Purchase Agreement, dated March 23, 2023, between Enstar Group Limited and Canada Pension Plan Investment Board (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on March 28, 2023).
(d)(xvii)	Purchase Agreement, dated as of November 7, 2023, by and among Enstar Group Limited, Canada Pension Plan Investment Board, and CPPIB Epsilon Ontario Limited Partnership (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 13, 2023).
(d)(xviii)	Purchase Agreement, dated as of November 7, 2023, by and between Enstar Group Limited and Trident Public Equity L.P. (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on November 13, 2023).
(d)(xix)	Form of New Rollover and Support Agreements.
(f)	Section 106 of the Bermuda Companies Act (included as Annex M to the Proxy Statement and incorporated herein by reference).

107	Filing Fee Table#

*	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
+	Previously filed with the Transaction Statement on the Schedule 13E-3 filed with the SEC on September 4, 2024.
#	Previously filed with the Transaction Statement on the Schedule 13E-3 filed with the SEC on October 11, 2024.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 2, 2025

ENSTAR GROUP LIMITED

By:	/s/ Audrey B. Taranto
	Name:	Audrey B. Taranto
	Title:	General Counsel

ELK EVERGREEN INVESTMENTS, LLC

By:	/s/ Joshua Peck
	Name:	Joshua Peck
	Title:	Vice President

ELK CYPRESS INVESTMENTS, LLC

By:	/s/ Joshua Peck
	Name:	Joshua Peck
	Title:	Vice President

TSSP SUB-FUND HOLDCO, LLC

By:	/s/ Joshua Peck
	Name:	Joshua Peck
	Title:	Vice President

[Signature Page to Schedule 13E-3]

ELK BIDCO LIMITED

By:	/s/ A. Michael Muscolino
	Name:	A. Michael Muscolino
	Title:	Authorized Signatory

DOMINIC F. SILVESTER

/s/ Dominic F. Silvester
Name:	Dominic F. Silvester

[Signature Page to Schedule 13E-3]